SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. N/A)*

LM FUNDING AMERICA , INC.
(Name of Issuer)

COMMON
(Title of Class of Securities)

502074404
(CUSIP Number)

ROBERT BARANDES 170 ERICAS LANE SAGAPONACK, NY 11962 (212) 608-1200
(Name, address and telephone number of person authorized to receive notices and communications)

OCTOBER 19, 2021
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	SCHEDULE 13D	Page 2 of 4

1	NAME OF REPORTING PERSONS Bayfield Equity Partners Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Bahamas
NUMBER OF	7	SOLE VOTING POWER	1,050,000
SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,050,000
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,050,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 8.282 (Based on 12,677,4443 shares of Common Stock of the issuer outstanding as of October 20, 2021, as disclosed in the Form 10-Q filed with the Securities and Exchange Commission (“Commission”) for the period ended June 30, 2021, as supplemented by the form 8-K filed with the Commission on October 20, 2021)

14	TYPE OF REPORTING PERSON CO

CUSIP No.	SCHEDULE 13D	Page 3 of 4

Item 1. Security and Issuer.

The class of securities to which this statement on Schedule 13D relates are Common shares of LM FUNDING AMERICA INC., a Delaware corporation, having its principal place of business at 1200 West Platt Street, #100, Tampa, FL 33606 United States

Item 2. Identity and Background.

a.
This statement is being filed by Bayfield Equity Partners, Ltd. (the “Reporting Person”)
b.
The principal business address of the Reporting Person is 10 Market Street, Nassau, Bahamas N-3901.
c.
As required by instruction C to Schedule 13D, Eric Strachan is the sole Director of the Reporting Person, and Geena Thompson is an authorized signatory of the Reporting person.
d.
No person referenced in this section has been convicted in a criminal proceeding in the past 5 years.
e.
No person referenced in this section has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to a judgment or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws in the past 5 years.
f.
Each person referenced in this section is a citizen of The Bahamas.

Item 3. Source or Amount of Funds or Other Consideration.

Funds held by the Reporting Company in the amount of $4,987,500 were used to purchase the securities.

Item 4. Purpose of the Transaction.

The Securities reported as being beneficially owned were purchased solely for investment purposes.

Item 5. Interest in Securities of the Issuer.

a.
The aggregate number of Securities to which this Schedule 13D relates is 1,050,000 representing 8.282% of the 12,677,4443 shares of Common Stock of the issuer outstanding as of October 20, 2021, as disclosed in the Form 10-Q filed with the Securities and Exchange Commission (“Commission”) for the period ended June 30, 2021, as supplemented by the form 8-K filed with the Commission on October 20, 2021.
b.
The Reporting Person has the sole power to vote and disposed of the Securities.
c.
The sole transaction in the class of Securities being reported was the purchase of the 1,050,000 on October 19,2021 with warrants in such offering for a price per unit of US$4.75.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable

Item 7. Material to be filed as Exhibits.

None

CUSIP No.	SCHEDULE 13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bayfield Equity Partners Ltd.

Dated: October 29, 2021	By:	/s/Geena Thompson
Geena Thompson